Exhibit 99.1

Scorpio Bulkers Inc. Announces a Commitment for a $540 Million Loan Facility and an Update on the Financing of its Fleet

MONACO--(Marketwired July 22, 2014) - Scorpio Bulkers Inc. (NYSE: SALT) (OSLO-OTC: SALT) (the "Company") announced today that it has received a commitment for a $540 million Loan Facility and provides an update on the financing of its fleet.

$540 million Loan Facility

On July 21, 2014, the Company received a commitment from two leading European financial institutions for a Loan Facility of up to $540 million.  The Facility will be used to finance up to 55% of the contract price of six Ultramax, nine Kamsarmax, and nine Capesize vessels currently under construction for delivery in 2015 and 2016. The Loan Facility has a final maturity of six years from the date of signing. The terms and conditions of this commitment are consistent with those of the Company's existing credit commitments. The closing of the Loan Facility, which is expected to occur within 2014, remains subject to customary conditions precedent, including negotiation and execution of final documentation.

Update on Fleet Financing

As of July 22, 2014, the Company has received proposals from leading European and Asian financial institutions to finance a portion of the cost of its remaining unfinanced vessels.  If definitive agreements are entered into on these terms, the amounts provided by such facilities will vary between 55% of the contract price and 60% of the market value of the remaining unfinanced vessels currently under construction.  The terms and conditions of these proposals, for which commitments are expected within 2014, are consistent with those of the Company's existing credit commitments. The closing of any resultant Loan Facilities would remain subject to credit approval and customary conditions precedent, including negotiation and execution of final documentation.

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. has currently 17 time chartered-in dry bulk vessels (one Handymax, one Ultramax, three Supramax, four Panamax, six Kamsarmax and two Post-Panamax vessels) and has contracted and agreed to purchase 79 dry bulk vessels consisting of 28 Ultramax, 23 Kamsarmax and 28 Capesize vessels to be delivered starting from the third quarter of 2014 from shipyards in Japan, Korea, China and Romania. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 8.7 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Bulkers Inc.

+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

www.scorpiobulkers.com